Exhibit 99.1

For immediate release

NEW SKIN STEROL DATA PUBLISHED IN JOURNAL OF CLINICAL CHEMISTRY

Toronto, Ontario (January 12, 2005) --- Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME) announced today that new skin sterol data from a study conducted independently at the University of Vienna has been published in the January edition of the Journal of Clinical Chemistry.

"This preliminary study presents some interesting data about the impact of certain cholesterol-lowering medications on skin sterol values," said Dr. Brent Norton, President and Chief Executive Officer. "The initial data shows that skin sterol may be a useful monitoring tool for patients taking statins."

A total of 129 patients were tested with PREVU* Point of Care Skin Sterol Test at baseline, and again at follow-up visits six weeks and six months after the start of the study. Patients also underwent blood cholesterol testing. Patients were categorized in three groups: patients taking 40 mg of simvastatin; patients taking 20 mg of atorvastatin; and a control group of patients who did not receive lipid-lowering treatment.

Over the course of the study, patients treated with statins experienced decreases in skin sterol values as well as in blood cholesterol. The skin sterol levels of patients in the control group increased nominally from baseline to the six-week follow-up visit and subsequently declined.

"The relationship between PREVU* and various therapies is worthy of further examination," continued Dr. Norton. "We are currently involved in additional studies at the University of California at San Francisco, the Johns Hopkins Bayview Medical Centre and the recently announced study at the University of British Columbia."

About PREVU*
PREVU* Point of Care Skin Sterol Test, which does not require fasting or the drawing of blood, tests the amount of sterol, or cholesterol, in the skin tissue. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease (CAD). PREVU* POC has been approved for sale in Canada, the U.S. and Europe.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, will be marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.
# # #

For more information, please contact:

Company Contact	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com